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                             July 19, 2023

       A.J. Silber
       Managing Director
       Brookfield Business Corp
       250 Vesey Street, 15th Floor
       New York, NY 10281

                                                        Re: Brookfield Business
Corp
                                                            Form 20-F for the
year ended December 31. 2022
                                                            Filed March 17,
2023
                                                            File No. 001-41313

       Dear A.J. Silber:

              We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 20-F for the year ended December 31. 2022

       Agreement to Sell our Nuclear Technology Services Operations, page 130

   1. Please tell us how you considered IFRS 5 in your determination to present the nuclear technology services
operations as a component of continuing operations. Additionally, please quantify the
amounts of revenues and expenses related to these operations and incorporate a
discussion in the MD&A to the extent you expect the disposal to have a material impact on
your future operations.
       Note 13. Intangible Assets, page F-41

   2. We note that the acquisition of CDK Global included $4.8 billion of intangible assets, most of which relates
to customer relationships. Please tell us and expand your disclosure to discuss the
significant inputs used to value this asset and how you determined that the useful lives of these
relationships are 15-30 years.
 A.J. Silber
Brookfield Business Corp
July 19, 2023
Page 2
Note 14. Goodwill, page F-42

3. We note that a significant amount of goodwill was recorded in connection with the CDK
         Global acquisition, but the operations of CDK Global generated a net loss for the period ended December 31, 2022. We also note that you disclose the hypothetical impact of a change in assumptions to the value in use of your healthcare services operations that would result in a goodwill impairment related to that cash-generating unit. Please tell us what consideration you gave to disclosing the impact of changes in assumptions related to the goodwill of your other cash-generating units, or disclosing that there is significant headroom in those units.
Note 19. Income Taxes, page F-47

4. Please fully explain and disclose the substance of the $392 million recovery arising from previously unrecognized tax assets.
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Paul Cline at 202-551-3851 or Kristi Marrone at 202-551-3429 with any questions.



FirstName LastNameA.J. Silber                                 Sincerely,
Comapany NameBrookfield Business Corp
                                                              Division of
Corporation Finance
July 19, 2023 Page 2                                          Office of Real
Estate & Construction
FirstName LastName